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JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

December 22, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	UBS Investment Trust (the “Registrant”)
File Nos. 033-39659, 811-6292

Dear Mr. Thompson:

This letter responds to comments that you provided to Julien Bourgeois and Brenden P. Carroll of Dechert LLP in a telephonic discussion on December 9, 2010, with respect to Post-Effective Amendment No. 45 to the Registrant’s registration statement (“PEA 45”) filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on October 28, 2010. The prospectus and Statement of Additional Information (“SAI”) provided in PEA 45 relate solely to UBS U.S. Allocation Fund (the “Fund”), a series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectus

1.	Comment:	Please include standard Tandy representation language.

	Response:	The Registrant hereby makes the following representations:

	•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

	•	the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

	•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

2.

Comment: Please consider removing the paragraph relating to the Fund’s share class structure from the front cover of the prospectus, as the paragraph is neither permitted nor required by Item 1 of Form N-1A.

Response: The Registrant respectfully notes that the Instruction to Item 1 of Form N-1A permits a fund to include on the front cover of a prospectus “any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) of Form N-1A specifies that such additional information must not be “incomplete, inaccurate or misleading” and must not “because of its nature, quality, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The Registrant believes that the paragraph in question complies with General Instruction C.3(b) and that incorporating the paragraph on the front cover is an effective method of conveying important information to investors. Moreover, the Registrant generally attempts to conform the format of its registration statement, to the extent appropriate, to other funds in the UBS funds complex, and notes that the front covers of other funds in the complex include the paragraph in question. Accordingly, the Registrant respectfully notes that it did not incorporate this comment.

3.

Comment: Pursuant to Item 4(b)(1)(iii) of Form N-1A, please confirm that the Fund is “advised by or sold through an insured depository institution,” or alternatively delete the corresponding disclosure.

Response: The Registrant confirms the appropriateness of the disclosure as it appears in the registration statement.

4.

Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Shareholder fees,” please remove the footnote relating to the limited availability of Class B Shares, as the footnote is neither permitted nor required by Item 3 of Form N-1A. This language may, however, be moved to a section where it is contemplated by Form N-1A.

Response: The Registrant has incorporated the comment. The requested disclosure has been deleted as a footnote to the “Shareholder fees” table and, as instructed, moved to a section where it is contemplated by Form N-1A.

5.

Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” the Fund states that, under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in US fixed-income and equity securities. Please indicate whether, under normal market circumstances, there are ranges within which the Fund generally expects to allocate its assets between these two categories of securities.

Response: The Registrant had previously disclosed in the SAI the ranges within which the Fund allocates its assets under normal market conditions. However, based on this comment, the Registrant has inserted corresponding disclosure in the Fund’s prospectus.

6.
Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please review and, as necessary, tailor the disclosure relating to the Fund’s use of derivatives in response to the letter from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).[1] The same comment applies to the corresponding principal risk disclosures.

Response: The Registrant has solicited input from its investment adviser with respect to the Fund’s use of derivatives in light of the Barry Miller Letter. For example, among other things, the Registrant requested assurances that its registration statement disclosures reflect (1) the types of derivatives that are used as part of the Fund’s principal investment strategies; and (2) the purpose(s) for which these instruments are used as part of the Fund’s principal investment strategies. Responses from the Registrant’s investment adviser have been considered and incorporated into its registration statement, as appropriate.

7.
Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Principal strategies — Management process,” please include a discussion of any credit or maturity limitations with respect to the Fund’s investments in fixed-income securities.

Response: The Registrant has incorporated the comment by disclosing that the Fund’s investments in fixed income securities are not subject to any credit rating or maturity limitations.

8.
Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Performance” in the Multi-Class Prospectus, please remove from the average annual total returns table the footnote disclosing that certain sales charges are not reflected in the table, as

[1]   See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

the footnote is neither permitted nor required by Item 4 of Form N-1A. The information may either be placed in the narrative disclosure accompanying the table or within the table itself.

Response: The Registrant has incorporated the comment. The disclosure has been moved to the narrative disclosure preceding the performance table.

9.
Comment: Under the prospectus section captioned “Fund summary” and sub-captioned “Performance,” please remove from the average annual total returns table the footnotes relating to the average annual total returns of the broad-based securities market index (and any additional index) for the life of each share class, as the footnote is neither permitted nor required by Item 4 of Form N-1A. The information may either be placed in the narrative disclosure accompanying the table or within the table itself.

Response: The Registrant has attempted to incorporate the comment in its disclosure but was not able to do so in a clear format due to the number of share classes included in the document and their differing inception dates. The Registrant respectfully notes that General Instruction C.3(c)(i) of Form N-1A instructs funds to present the required disclosure for their multi-class prospectuses “in a format designed to communicate the information effectively.” The Registrant believes that its current format complies with that instruction and that incorporating the information into the average annual total returns table, or in the narrative disclosure accompanying the table, could in fact represent a less effective means of communicating this information to investors. Moreover, the Registrant generally attempts to conform the format of its registration statement, to the extent appropriate, to other funds in the UBS funds complex, and notes that other funds in the complex include the information in the format currently provided in the Fund’s prospectus. Accordingly, the Registrant respectfully notes that it did not incorporate this comment.

10.
Comment: If the Fund currently intends to provide shareholders with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act, please provide for review, prior to using a summary prospectus, an EDGAR correspondence disclosing the legend that the Fund will include on the cover page or beginning of the summary prospectus in order to meet the requirements of Rule 498(b)(1)(v).

Response: The Registrant currently does not intend to provide shareholders of the Fund with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act.

SAI

11.
Comment: Under the section captioned “The fund’s investments, related risks and limitations” and sub-captioned “Investment limitations of the fund — Fundamental investment limitations,” the Registrant states on page 17 of the SAI that the Fund will not “Purchase any security if, as a result of that purchase, 25% or more of the fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or to municipal securities.” The staff reminds the Registrant of its position on this topic as expressed in Release No. IC-9785 (May 31, 1977). Accordingly, please disclose that the Fund’s position only applies to tax-exempt securities and include related disclosure following this fundamental investment limitation.

Response: The Registrant confirms that its policy is consistent with Release IC-9785. The Registrant has incorporated the comment by introducing the following paragraph after this fundamental investment limitation:

The following interpretation applies to, but is not a part of, this fundamental restriction: taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation.

12.
Comment: In the last column of the table under the section titled “Organization of the Trust; trustees and officers; principal holders and management ownership of securities” beginning on page 31 of the SAI, please confirm that the disclosure providing the trustees’ other directorships includes all applicable directorships currently held as well as those during the past five years in accordance with the new requirements of Item 17(b)(3)(iii) of Form N-1A.

Response: The Registrant discloses all of the trustees’ current directorships in the table in accordance with Item 17(a)(1) of Form N-1A. In order the comply with the new requirements of Item 17(b)(3)(iii) of Form N-1A, the Registrant discloses the trustees’ other directorships that have been held during the past five years (but that no longer are held by the trustees) in the last paragraph of the section titled “Leadership structure and qualifications of board of trustees” on page 42 of the SAI.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:	Eric Sanders – Vice President and Assistant Secretary of UBS Investment Trust Jack W. Murphy – Dechert LLP